ROCK RESOURCES INC.
(the "Company")

SUPPL

02 OCT 10 AM 9:30

News Release – October 2, 2002

82-4504

ROCK TO ACQUIRE INTEREST IN ONTARIO AND YUKON CLAIMS

VANCOUVER, B.C.-- Rock Resources Inc. ("RCK") is pleased to announce the Exchange has accepted for filing a Heads of Agreement dated July 9, 2002 between the Company and Western Prospector Group Ltd. ("WPN") to earn up to a 60% interest in a total of 3,017 hectares in the Esquega township in the district of Algoma, Ontario and 38 contiguous claim units in the McMurray, Lastheels and Chabanel townships, Ontario, known as the Lakemount Property.

In consideration, the Company intends to carry out exploration expenditures in the amount of $2.5 million ($100,000 before December 31, 2002, $600,000 before June 30, 2003, $800,000 before June 30, 2004 and $1 million before June 30, 2005). The Company has paid $20,000. on signing of the Agreement and will pay a total of $40,000 by June 30, 2004 pursuant to an underlying agreement and, issue a total of 500,000 units (200,000 upon approval, 100,000 by June 30, 2003; 100,000 by June 30, 2004; and 100,000 by June 30, 2005). Each unit will consist of one common share and one common share purchase warrant exercisable for one additional common share for a 15 month period. The exercise price of the first tranche of warrants is $1.00 and the subsequent tranches will have an exercise price set at the market price at the time of issuance.

The Company is also pleased to announce Exchange approval for filing a Letter Agreement dated July 9, 2002 between the Company and Pacific Ridge Exploration Ltd. (PEX) and Welcome Opportunities Ltd. (now Endeavour Mining Capital Corp) ("Welcome"), which agreements grant the Company the rights to earn up to a 60% interest in mineral claims comprising the Fyre Lake property located in the Watson Lake Mining District, Yukon.

Pursuant to a Heads of Agreement between Pacific Ridge and the Company, Rock Resources may earn up to a 40% interest in core claims and a 60% interest in peripheral claims comprising the Fyre Lake property. In order to earn its interest the Company must make exploration expenditures in the amount of $6 million ($50,000 before December 31, 2002, $450,000 before December 31, 2003 and the remainder over the next three years). The Company will issue a total of 250,000 units (100,000 upon approval and 150,000 by January 31, 2004) to Pacific Ridge. Each unit will consist of one common share and one common share purchase warrant exercisable for one additional common share for a 15 month period. The exercise price of the first tranche of warrants is $1.00 and the second tranche will have an exercise price set at the market price at the time of issuance.

Pursuant to a letter agreement between Pacific Ridge, the Company and Welcome, the Company intends to issue 300,000 shares to Welcome to acquire its 20% interest in core claims comprising part of the Fyre Lake Property, thereby bringing its rights to a 60% interest in both the core claims and peripheral claims of the Fyre Lake Property.

On behalf of the Board of Directors:

02055354

"Graeme Rowland"
Graeme Rowland, Chairman

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TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com